Great-West Life & Annuity Insurance Company

A Stock Company

{8515 East Orchard Road     Greenwood Village, CO 80111}

POLICY ENDORSEMENT

THIS ENDORSEMENT IS ISSUED BY GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY AS PART OF THE FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE POLICY TO WHICH IT IS ATTACHED. ALL PROVISIONS OF THE POLICY THAT DO NOT CONFLICT WITH THE ENDORSEMENT APPLY TO THIS ENDORSEMENT. WHERE THERE IS ANY CONFLICT BETWEEN THE ENDORSEMENT PROVISIONS AND THE POLICY PROVISIONS OR ANY OTHER ENDORSEMENT, THE PROVISIONS OF THIS ENDORSEMENT PREVAIL.

SUB-ACCOUNT VALUE

The Sub-Account Value is the total dollar amount of all accumulation units under each of the Owner’s Sub-Accounts excluding the Fixed Account. Initially, the value of each Accumulation Unit was set at $10.00. Each Sub-Account’s Value is equal to the sum of:

•	the value of the Sub-Account at the last Valuation Date;

•	any Premium, less Expense Charges deducted from Premiums received during the current Valuation Period which is allocated to the Sub-Account;

•	any loan repayment amount;

•	all values transferred to the Sub-Account; and

•	any net investment return allocated to the Sub-Account.

MINUS the following:

•	all values transferred to another Sub-Account and the Loan Account Value taken from the Sub-Account during the current Valuation Period;

•	all partial withdrawals from the Sub-Account during the current Valuation Period.

•

an amount representing the Mortality and Expense risk charge deducted from each Investment Division on a daily basis, equal to an annual rate as a percentage of the daily net asset value of each Investment Division. The actual mortality and expense charge is determined by the company, but may not exceed the annual guaranteed maximum Mortality and Expense charge of 1.00%

In addition, whenever a Valuation Period includes the monthly anniversary day, value of the Sub-Account at the end of such period is reduced by the portion of the cost of insurance charges allocated to the Sub-Account and any other investment charges specified on Page 1.

The Sub-Account Value is expected to change from Valuation Period to Valuation Period, reflecting the investment experience of the selected Investment Division(s) as well as the deductions for charges.

Premiums which the Owner allocates to an Investment Division are used to purchase accumulation units in the Investment Division(s) the Owner selects. The number of accumulation units to be credited will be determined by dividing the portion of each Premium allocated to or amount transferred to the Investment Division by the value of an Accumulation Unit determined at the end of the Valuation Period during which the Premium was received or the amount was transferred to the Investment Division. Accumulation units for the initial Premium will be credited to the Sub-Accounts selected. Accumulation units for subsequent premium payment will be credited at the end of the Valuation Period during which we receive the Premium. The value of an accumulation unit for each Investment Division for a Valuation Period is established at the end of each Valuation Period and is calculated by multiplying the value of that unit at the end of the prior Valuation Period by the Investment Division’s Net Investment Factor for the Valuation Period.

NET INVESTMENT FACTOR FOR SUB-ACCOUNTS

The net investment factor for any Investment Division for any Valuation Period is determined by dividing (a) by (b):

(a)	is the net result of:

(i)	the net asset value held in the Investment Division determined as of the end of the current Valuation Period; plus

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(ii)	the amount of any dividend (or, if applicable, capital gain distributions) on assets held in the Investment Division if the “ex-dividend” date occurs during the current Valuation Period; minus or plus

(iii)	a charge or credit for any taxes incurred by or reserved for in the Investment Division, which is determined by the Company to have resulted from the investment operations of the Investment Division.

(b)	is the net result of:

(i)	the net asset value held in the Investment Division determined as of the end of the immediately preceding Valuation Period; minus or plus

(ii)	the charge or credit for any taxes incurred by or reserved for in the Investment Division for the immediately preceding Valuation Period.

The net investment factor may be greater than, less than, or equal to one. Therefore, the accumulation unit value may increase, decrease or remain unchanged.

The net asset value includes a deduction for an investment advisory fee. This fee compensates the investment adviser for services provided to the Underlying Fund. The fee may differ between Underlying Funds and may be renegotiated each year.

The effective date of this Endorsement is the Effective Date of the policy to which it is attached.

Signed for Great-West Life & Annuity Insurance Company on the Issue Date of the policy (unless a different date is shown here).

[ ]
[Mitchell T. G. Graye]
[President and Chief Executive Officer]

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